SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A. Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65 Company Registry (NIRE): 35.300.177.240

Publicly-held Company

Rua Verbo Divino nº 1.356 - 1º andar, São Paulo-SP

MATERIAL FACT

NET Serviços de Comunicação S.A. (“NET” or “Company”), pursuant to Instruction 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), informs its shareholders and the market in general that, on this date, Embratel Participações S.A. (“Embrapar”), following the prior consent granted by the National Telecommunications Agency – ANATEL, announced in the  Material Fact of January 27, 2012, sent a notice to Globo Comunicação e Participações S.A. (“Globopar”) announcing the exercise of the call option for 1,077,520 common shares (“Option”), corresponding to 5.5% of the voting capital of GB Empreendimentos e Participações S/A (“GB”), the Company’s direct parent company. When the transfer of shares object of the Option is concluded, Embrapar, jointly with its subsidiary, Empresa Brasileira de Telecomunicações S.A. – EMBRATEL (“Embratel”), will hold the direct control of GB and, therefore, the indirect control of NET.

As soon as the transfer of shares object of the Option is consummated, the Company will disclose a new notice to its shareholders and the market in general.

São Paulo, February 16, 2012.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

José Antônio Guaraldi Félix

CEO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 17, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.